As filed with the Securities and Exchange Commission on September 1, 2015


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

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             ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.
                       (Name of Subject Company (issuer))

             AllianceBernstein National Municipal Income Fund, Inc.
                       (Name of Filing Person (offeror))

       Auction Preferred Shares, Series M, Series T, Series W and Series
                         TH, Par Value $0.001 Per Share

                         (Title of Class of Securities)

                                   01864V203
                                   01864V302
                                   01864V401
                                   01864V500
                     (CUSIP Number of Class of Securities)

                                Emilie D. Wrapp
                             AllianceBernstein L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105
                                 (800) 221-5672
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                    Copy to:
                               Kathleen K. Clarke
                              Seward & Kissel LLP
                                901 K Street, NW
                                   Suite 800
                             Washington, D.C. 20001

                           CALCULATION OF FILING FEE
                           -------------------------
            TRANSACTION VALUATION               AMOUNT OF FILING FEE
            ---------------------               --------------------
              $ 227,691,500 (a)                     $ 26,458 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 9,689 shares in the offer, based upon a price of 94% of the liquidation preference of $25,000 per share (or $23,500 per share).

(b) Previously paid. Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable Filing Party: Not applicable Form or Registration No.: Not applicable Date Filed: Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

               [_] third party tender offer subject to Rule 14d-1
               [X] issuer tender offer subject to Rule 13e-4
               [_] going-private transaction subject to Rule 13e-3
               [_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

ITEMS 1 THROUGH 9 AND ITEM 11

      This Amendment No. 2 ("Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by AllianceBernstein National Municipal Income Fund, Inc., a Maryland corporation (the "Fund"), on July 27, 2015, as amended by Amendment No. 1 filed on August 25, 2015, relating to the Fund's offer to purchase for cash up to 100% of the Fund's outstanding Auction Preferred Shares, Series M, Series T, Series W and Series TH, par value $0.001 per share (the "Preferred Stock"), at 94% of the liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated July 27, 2015 and the related Letter of Transmittal, copies of which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on July 27, 2015. The information set forth in the Offer to Purchase and the related Letter of Transmittal, each filed as an exhibit to the Fund's Schedule TO on July 27, 2015, is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

      Filed herewith as Exhibit (a)(5)(iii) and incorporated by reference is a copy of the press release issued by the Fund dated September 1, 2015, announcing the final results of its tender offer.

ITEM 10. FINANCIAL STATEMENTS

      (a) The information set forth in the Offer to Purchase under Section 8 ("Selected Financial Information") is incorporated herein by reference.

      (b)     Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(1)(i)             Offer to Purchase, dated July 27, 2015.*

(a)(1)(ii)            Form of Letter of Transmittal.*

(a)(1)(iii)           Form of Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)            Form of Notice of Withdrawal.*

(a)(2)                None.

(a)(3)                Not Applicable.

(a)(4)                Not Applicable.

(a)(5)(i)             Press Release issued on July 27, 2015.*

(a)(5)(ii)            Press Release issued on August 25, 2015.**

(a)(5)(iii)            Press Release issued on September 1, 2015.

(b)                   None.

(d)                   None.

(e)                   None.

(g)                   None.

(h)                   None.

* Previously filed with the Fund's Schedule TO, filed July 27, 2015, and incorporated herein by reference.

** Previously filed with Amendment No. 1 to the Fund's Schedule TO, filed August 25, 2015, and incorporated herein by reference.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not Applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     ALLIANCEBERNSTEIN NATIONAL
                                     MUNICIPAL INCOME FUND, INC.

                                     By: /s/ Robert M. Keith
                                         -----------------------------
                                         Name:  Robert M. Keith
                                         Title: President

                                     Dated: September 1, 2015

                                 EXHIBIT INDEX

EXHIBIT NO.           DESCRIPTION
-----------           -----------
(a)(5)(iii)           Press Release issued on September 1, 2015